EXHIBIT 99.1

Osisko Announces Increase to Its Royalties on Osisko Mining’s Windfall Project

MONTREAL, Jan. 20, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) is pleased to announce that it has increased its net smelter return (“NSR”) royalty on the world-class Windfall gold project (“Windfall Project”), currently being developed by Osisko Mining Inc. (“Osisko Mining”).

Pursuant to its investment agreement with Osisko Mining dated August 25, 2015, the Company has exercised its right to repurchase six (6) existing royalties on the Windfall Project.  The royalties were purchased for total consideration of C$3,000,000 cash, and have increased the Company’s effective NSR royalty on the claims covering the Windfall Project to 2.0 – 3.0%, up from 1.0% – 1.5%.

Sandeep Singh, President of Osisko stated: “We are very pleased with today’s announcement, which highlights the benefits of Osisko’s unique and potent accelerator model.  The exercise of Osisko’s right to repurchase existing royalties, at cost, represents an excellent transaction for Osisko covering a vast area in an emerging world-class Canadian mining camp.  We would also like to extend our congratulations to the Osisko Mining team as they continue to deliver exceptional results; we believe that the Windfall project will deliver substantial benefits to the province of Québec, the area’s First Nations communities and our respective shareholders.”

About the Windfall Project

The ongoing drill program at Windfall started in October 2015 and has included over 900,000 metres of reported drilling to date from approximately 3,000 holes. The program is currently focused on infill drilling and expansion drilling at the Lynx deposit, exploration on the main mineralized zones, and deep exploration in the central areas of the mineralized intrusive system. The global resource reported at Windfall includes 2,874,000 tonnes averaging 8.17 g/t Au for 754,000 indicated ounces gold, and 10,352,000 tonnes averaging 7.11 g/t Au for 2,366,000 inferred ounces gold (see November 27, 2018 Press Release). Results from processing 5,716 tonnes mined from Lynx in 2019 (the “bulk sample”) exceeded expectations, returning an average grade of 17.8 g/t Au (see December 11, 2019 Press Releases).

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, the largest gold mine in Canada. Osisko also holds an equity portfolio of publicly traded resource companies, including a 15.9% interest in Osisko Mining Inc., a 17.9% interest in Osisko Metals Incorporated and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Director of Mineral Resources Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, the ability of Osisko to realize the full potential of its investments with Osisko Mining and of its transaction with Barkerville Gold Mines Ltd., and the ability of Osisko Mining to continue to successfully develop the Windfall Project.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business; such risks and uncertainties include, among others, risks relating to the ability of exploration activities carried out by Osisko Mining  to accurately predict mineralization; errors in operator geological modelling; the ability of Osisko Mining to complete further exploration activities, including drilling.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.